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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GoRemote Internet Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

382859106

(CUSIP Number)

iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 382859106			Page 2 of 11

1.	Name of Reporting Person: iPass Inc.		I.R.S. Identification Nos. of above persons (entities only): 93-1214598

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,447,423 (1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,447,423 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.6%

14.	Type of Reporting Person (See Instructions): CO

(1)	Does not include options to purchase an aggregate of 2,870,689 shares of GoRemote common stock, which options are exercisable within 60 days of December 9, 2005, held by the persons who have entered into Voting Agreements with the reporting persons as described herein.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by iPass Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 382859106	Page 3 of 11
ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D is being filed by iPass Inc., a Delaware corporation (“iPass”), and relates to an Agreement of Merger among iPass, Keystone Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of iPass (“Acquisition Sub”) and GoRemote Internet Communications, Inc., a Delaware corporation (“GoRemote”), dated as of December 9, 2005 (the “Merger Agreement”), pursuant to which, and subject to the conditions set forth therein, Acquisition Sub will merge with and into GoRemote and GoRemote would become a wholly-owned subsidiary of iPass (the “Merger”). Upon the consummation of the Merger, each share of GoRemote common stock and Series A Preferred Stock (other than shares owned by iPass, Acquisition Sub, GoRemote or any wholly owned subsidiary of iPass or GoRemote, or by any stockholder of GoRemote who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $1.71 in cash and $3.37 in cash, respectively.
ITEM 2. IDENTITY AND BACKGROUND
(a) The name of the person filing this statement is iPass Inc., a Delaware corporation. iPass is a world leader in providing enterprise broadband services.
(b) The business address of iPass is 3800 Bridge Parkway, Redwood Shores, California 94065.
(c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of iPass’ executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.
(d) During the past five years, neither iPass nor, to the knowledge of iPass, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, neither iPass nor, to the knowledge of iPass, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.
(f) All of the directors and executive officers of iPass named in Schedule I to this Schedule 13D are citizens of the United States.

CUSIP No. 382859106	Page 4 of 11
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
In order to induce iPass to enter into the Merger Agreement and to facilitate the consummation of the Merger, certain stockholders of GoRemote have entered into Voting Agreements with iPass as described in Item 4 and Item 5 of this Schedule 13D. No other consideration was paid in exchange for such stockholders entering into the Voting Agreements.
ITEM 4. PURPOSE OF TRANSACTION
(a) — (b) The Merger Agreement provides for the acquisition by iPass of all of the outstanding common stock and Series A Preferred Stock of GoRemote through a merger of Acquisition Sub with and into GoRemote, as a result of which GoRemote will become a wholly-owned subsidiary of iPass. The obligations of iPass and GoRemote to complete the Merger are subject to a number of conditions set forth in the Merger Agreement.
In order to induce iPass to enter into the Merger Agreement, GoRemote’s directors, certain of GoRemote’s executive officers, certain of GoRemote’s employees and certain of GoRemote’s stockholders collectively beneficially owning 7,447,423 of the outstanding shares of GoRemote common stock have entered into voting agreements with iPass pursuant to which they have agreed, in their respective capacities as stockholders of GoRemote, to vote all of the shares of GoRemote common stock beneficially owned by them, as well as any additional shares of GoRemote common stock which they may acquire (pursuant to GoRemote stock options or otherwise) in favor of the Merger and certain related matters (the “Voting Agreement”).
The following stockholders of GoRemote have entered into Voting Agreements with iPass: Hong Chen, James Goodman, Gemini Investors, III, L.P., Murray Rudin, RLH Investors, L.P., Joseph M. Zaelit, Tom Thimot, Daniel Fairfax, Greg Carver and David Teichmann.
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, copies of which are incorporated by reference in this Schedule 13D — see Exhibits 2.1 and 2.2.
(c) Not applicable.
(d) If the Merger is consummated, GoRemote will become a wholly-owned subsidiary of iPass, and iPass will subsequently determine the size and membership of the board of directors of GoRemote and the officers of GoRemote.
(e) The Merger Agreement prohibits GoRemote from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein. Upon consummation of the Merger, the number of outstanding shares of GoRemote common stock will be adjusted as contemplated by the Merger Agreement. The Merger Agreement further prohibits GoRemote from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities. Upon consummation of the Merger, GoRemote will become a wholly-owned subsidiary of iPass, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

CUSIP No. 382859106	Page 5 of 11
(f) Upon consummation of the Merger, GoRemote will become a wholly-owned subsidiary of iPass.
(g) The Merger Agreement contains provisions that limit the ability of GoRemote to engage in a transaction that would entail a change of control of GoRemote during the pendency of the Merger Agreement.
(h) Upon consummation of the Merger, GoRemote common stock will cease to be quoted on any quotation system or exchange.
(i) Upon consummation of the Merger, GoRemote common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.
(j) Other than as described above, iPass currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although iPass reserves the right to develop such plans).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreement, iPass has the shared power to dispose of, and to vote with respect to certain matters relating to the Merger as set forth in the Voting Agreement, 7,447,423 shares of GoRemote common stock, representing approximately 17.6% of the outstanding common stock of GoRemote as of December 9, 2005 (the “Subject Shares”).
The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is incorporated by reference in this Schedule 13D as Exhibit 2.2.
Schedule I to this Schedule 13D sets forth the names, addresses, and employers of the executive officers and directors of iPass. All of the directors and executive officers of iPass are citizens of the United States. Schedule II to this Schedule 13D sets forth, to the best of iPass’ knowledge, the following information for those persons with whom iPass shares the power to vote or to direct the vote or to dispose or to direct the disposition of the Subject Shares: the name, address, and principal occupation or employer, of such person. To the best of iPass’ knowledge, all of the persons listed on Schedule II to this Schedule 13D are citizens of the United States.
Except as set forth in this Schedule 13D, no shares of GoRemote common stock are beneficially owned by iPass or, to the knowledge of iPass, any person listed on Schedule I to this Schedule 13D.
During the past five years, to the knowledge of iPass, no person listed on Schedule I or Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the past five years, to the knowledge of iPass, no person listed on Schedule I or Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.
(c) Neither iPass nor, to the knowledge of iPass, any person named in Schedule I to this Schedule 13D, has effected any transaction in GoRemote common stock during the past 60 days, except as disclosed herein.

CUSIP No. 382859106	Page 6 of 11
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Other than as described in Item 4 above, iPass is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of GoRemote, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 382859106	Page 7 of 11
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
2.1*	Agreement of Merger, dated as of December 9, 2005, by and among iPass Inc., Keystone Acquisition Sub, Inc., a wholly-owned subsidiary of iPass Inc. and GoRemote Internet Communications, Inc.

2.2	Form of Voting Agreement

*	Previously filed as exhibit number 10.22 on iPass’ Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005, and incorporated by reference herein.

CUSIP No. 382859106	Page 8 of 11
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 19, 2005

iPass INC.
/s/ Bruce K. Posey
Bruce K. Posey, Senior Vice President, General Counsel and Secretary

SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF IPASS

Name and Title	Employer	Business Address
Ken Denman Chairman, President and Chief Executive Officer	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Frank Verdecanna Chief Financial Officer	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

John Charters Chief Operating Officer	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Roy Albert Chief Technology Officer	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Bennett Barouch Vice President, Engineering	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Anurag Lal Senior Vice President, Strategic Services and Business Development	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Bruce Posey Senior Vice President, General Counsel and Corporate Secretary	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Jon Russo Vice President, Marketing and Mobility	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

John Thuma Vice President of Worldwide Sales	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Joel Wachtler Vice President of Product Management and Strategy	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

Joanne Warner Vice President of Information Systems	iPass Inc.	3800 Bridge Parkway, Redwood Shores, California 94065

A. Gary Ames Director	Retired	c/o iPass Inc., 3800 Bridge Parkway, Redwood Shores, California 94065

Cregg B. Baumbaugh Director	Retired	c/o iPass Inc., 3800 Bridge Parkway, Redwood Shores, California 94065

John D. Beletic Director	Executive Chairman of Oculan Corporation	c/o iPass Inc., 3800 Bridge Parkway, Redwood Shores, California 94065

Peter G. Bodine Director	General Partner of APV Technology Partners; Executive Vice President of Asia Pacific Ventures	c/o iPass Inc., 3800 Bridge Parkway, Redwood Shores, California 94065

Arthur C. Patterson Director	General Partner of Accel Partners	c/o iPass Inc., 3800 Bridge Parkway, Redwood Shores, California 94065

Allan R. Spies Director	Retired	c/o iPass Inc., 3800 Bridge Parkway, Redwood Shores, California 94065

SCHEDULE II
PERSONS WITH WHOM IPASS SHARES VOTING AND DISPOSITIVE POWER

Name and Title	Employer	Business Address
Hong Chen Chairman of the Board	GoRemote Internet Communications, Inc.	1421 McCarthy Boulevard, Milpitas, California 95035

James Goodman President	Gemini Investors, Inc.	c/o GoRemote Internet Communications, Inc., 1421 McCarthy Boulevard, Milpitas, California 95035

Murray Rudin General Partner	Riordan, Lewis & Haden	c/o GoRemote Internet Communications, Inc., 1421 McCarthy Boulevard, Milpitas, California 95035

Joseph M. Zaelit Director	Retired	c/o GoRemote Internet Communications, Inc., 1421 McCarthy Boulevard, Milpitas, California 95035

Tom Thimot President and Chief Executive Officer GoRemote Internet Communications, Inc.	GoRemote Internet Communications, Inc.	1421 McCarthy Boulevard, Milpitas, California 95035

Daniel W. Fairfax Senior Vice President and Chief Financial Officer GoRemote Internet Communications, Inc.	GoRemote Internet Communications, Inc.	1421 McCarthy Boulevard, Milpitas, California 95035

Greg W. Carver Vice President of Customer Operations GoRemote Internet Communications, Inc.	GoRemote Internet Communications, Inc.	1421 McCarthy Boulevard, Milpitas, California 95035

David L. Teichmann Senior Vice President, General Counsel and Secretary GoRemote Internet Communications, Inc.	GoRemote Internet Communications, Inc.	1421 McCarthy Boulevard, Milpitas, California 95035

RLH Investors, LP	N/A	c/o GoRemote Internet Communications, Inc., 1421 McCarthy Boulevard, Milpitas, California 95035

Gemini Investors, Inc.	N/A	c/o GoRemote Internet Communications, Inc., 1421 McCarthy Boulevard, Milpitas, California 95035

EXHIBITS

Exhibit No.	Description
2.1*	Agreement of Merger, dated as of December 9, 2005, by and among iPass Inc., Keystone Acquisition Sub, Inc., a wholly-owned subsidiary of iPass Inc. and GoRemote Internet Communications, Inc.

2.2	Form of Voting Agreement

*	Previously filed as exhibit number 10.22 on iPass’ Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005, and incorporated by reference herein.